Exhibit 99.1

Enthusiast Gaming Announces Filing of Circular Supplement

LOS ANGELES, July 14, 2022 -- Enthusiast Gaming Holdings Inc. (NASDAQ:EGLX; TSX:EGLX), (“Enthusiast” or the “Company”), an integrated media and entertainment company for gamers, today announced that, further to its press release dated July 7, 2022 (the “July 7 Release”), it has filed a supplement (“Supplement”) to its management information circular dated June 16, 2022 (the “Circular”), which identifies the revised director slate and the names of the 10 director nominees that will stand for election at the Company’s annual general meeting (the “Meeting”) on July 19, 2022 at 10:00 a.m. (Toronto time), being:

1.	John Albright;
2.	Michael Beckerman;
3.	Ben Colabrese;
4.	Alan Friedman;
5.	David Goldhill;
6.	Janny Lee;
7.	Adrian Montgomery;
8.	Scott Michael O’Neil;
9.	Angela Marie Ruggiero; and
10.	Richard Sherman.

Additional details of the 10 director nominees are set out in the Circular, Supplement and related Meeting materials available on SEDAR.

Updated Meeting Details

PLEASE DISREGARD THE GOLD FORM OF PROXY AND VOTING INSTRUCTION FORM AS SUCH FORMS ARE NO LONGER VALID, IN LIGHT OF GREYWOOD INVESTMENTS, LLC’S WITHDRAWAL OF ITS ALTERNATIVE SLATE OF DIRECTORS AS ANNOUNCED IN THE JULY 7 RELEASE. SHAREHOLDERS WHO HAVE ALREADY VOTED USING A GOLD FORM OF PROXY OR VOTING INSTRUCTION FORM AND WHO WISH TO HAVE THEIR SHARES VOTED ON SUCH MATTERS, AS AMENDED, AS SET FORTH ABOVE, MAY VOTE BY SUBMITTING A BLUE FORM OF PROXY OR VOTING INSTRUCTION FORM.

As the Circular and BLUE instrument of proxy (“Instrument of Proxy”) confer discretionary authority in respect of amendments or variations to matters identified in the Instrument of Proxy, Circular and the notice of Meeting, the management designees (or such other persons) appointed as proxyholder on the BLUE Instrument of Proxy or voting instruction form will rely on such discretionary authority to vote on these amendments and variations. The management designees will rely on such discretionary authority to vote “FOR” setting the number of directors for the ensuing year at ten (10) and “FOR” the election of the 10 management nominees.

SHAREHOLDERS DO NOT NEED TO TAKE ANY FURTHER ACTION IF THEY (1) HAVE ALREADY SUBMITTED A BLUE INSTRUMENT OF PROXY OR VOTING INSTRUCTION FORM AND (2) DO NOT OBJECT TO THE APPOINTED PROXYHOLDER VOTING ON THESE AMENDMENTS AND VARIATIONS.

A registered Shareholder who has already voted using a BLUE Instrument of Proxy but who does not wish to have their shares voted on such matters, as amended, as set forth above, may revoke their proxy at any time before it is exercised by an instrument in writing: (a) executed by that Shareholder or by that Shareholder’s attorney-in-fact, authorized in writing, or, where the Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at its head office at any time up to and including the last business day preceding the day of the Meeting, or (ii) to the chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting, or (iii) in any other manner provided by law. A later-dated BLUE form of proxy or voting instruction form will automatically revoke any and all previously submitted forms of proxy or voting instruction forms

If Beneficial Shareholders wish to revoke their previously given voting instructions, they must contact the broker or other intermediary that they provided their voting instruction forms to and comply with any and all applicable requirements of such broker or intermediary. Any Beneficial Shareholder wishing to revoke their voting instructions should contact their broker or intermediary in sufficient time to ensure that their revocation of voting instructions is received. If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

If you have any questions about any of the information in the Supplement or require assistance in completing your form of proxy or voting instruction form, please consult your financial, legal, tax and other professional advisors or the Company’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by telephone at 1-866-851-2743 (toll-free in North America) or at 1-416-867-2272 outside of North America, or by email at contactus@kingsdaleadvisors.com.

About Enthusiast Gaming

Enthusiast is an integrated gaming entertainment company, building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars: Communities, Content, Creators, and Experiences, Enthusiast provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast has built a vast network of like-minded communities to deliver the ultimate fan experience.

Contacts

Enthusiast Gaming Investor Relations: Eric Bernofsky, Chief Corporate Officer investor@enthusiastgaming.com

Forward Looking Information

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass.

Forward-looking statements are based on assumptions, including expectations and assumptions concerning the outcome of the search committee’s efforts. While Enthusiast considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risks, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.